DECHERT LLP
1900 K Street, N.W.
Washington, D.C.  20006
(202) 261-3300

August 4, 2017

VIA EDGAR CORRESPONDENCE

Angela Mokodean, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Brown Advisory Funds
File Nos. 333-181202 and 811-22708

Dear Ms. Mokodean:

On behalf of Brown Advisory Funds (the “Trust”), I wish to respond to the comments that you recently provided to Gary E. Brooks and I via telephone with respect to your review of the Trust’s filing of Post-Effective Amendment No. 37 to the Registration Statement on Form N-1A of the Trust that was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 relating to a proposed new series of the Trust, the Brown Advisory Sustainable Bond Fund (the “Fund”).  The proposed responses on behalf of the Trust to each of your comments with respect to the Fund are set forth below.

Prospectus:

1.
Comment:  Page 1 – Fee Table:  The disclosure on Page 22 of the Prospectus in the “Rule 12b-1 Distribution Fees” subsection of the “Choosing a Share Class” section states that the Fund is authorized to pay “distribution and shareholder services fees” on an ongoing basis.  However, in the Fee Table on Page 1 under “Annual Fund Operating Expenses”, the applicable line item states only that the Fund pays “Distribution (12b-1) Fees” and does not also reference the payment of the “shareholder services fees”.  Please revise the line item titled “Distribution (12b-1) Fees” to read “Distribution and Service (12b-1) Fees” or some other similar variation of this disclosure in order to reflect that payments made under the Fund’s Rule 12b-1 Distribution and Shareholder Servicing Plan may also include compensation for providing distribution-related shareholder services.

Response:  The disclosure has been revised in a manner consistent with the comment.

2.
Comment:  Page 1 – Fee Table:  Footnote 3 to the line item “Fee Waiver and/or Expense Reimbursement” in the Fee Table states that “[t]he Adviser may recoup any waived amount from the Fund pursuant to this agreement if such reimbursement does not cause the Fund to exceed existing expense limitations and the reimbursement is made within three years after the year in which the Adviser incurred the expense.” Please revise footnote 3 to indicate that the recoupment of any previously waived fees or reimbursed expenses under the operating expense limitation agreement for the Fund is limited in time to three years after the date on which the waiver or reimbursement occurs.

Please also revise the disclosure in footnote 3 to clarify that the recoupment of any previously waived fees or reimbursed expenses under the operating expense limitation agreement for the Fund would not cause the Fund’s total annual fund operating expenses after the expense reduction to exceed: (i) the current expense limitation or (ii) the expense limitation in place at the time the reduction was originally made.

Response:  The disclosure has been revised in a manner consistent with the comment.

3.
Comment:  Page 2 – Principal Investment Strategies:  The Fund has an investment policy to invest at least 80% of the value of its net assets in fixed income securities of issuers that satisfy the Fund’s ESG criteria.  The Fund’s “Principal Investment Strategies” disclosure states that “[i]nvestments in derivatives may be counted towards the Fund’s 80% investment policy if they have economic characteristics similar to other investments that are included in the Fund’s 80% investment policy.” Please supplementally confirm that the Fund will use the mark-to-market value of its derivatives investments for purposes of determining compliance with the Fund’s 80% investment policy.

Response:  The Trust confirms that, to the extent the Fund invests in derivatives with economic characteristics similar to the other investments included in the Fund’s 80% investment policy, the Fund intends to use the mark-to-market value of any such derivatives held by the Fund for purposes of determining compliance with the Fund’s 80% investment policy.

4.
Comment:  Page 8 – Principal Investment Strategies: Please supplementally explain whether the Fund’s “environmental, social and governance (‘ESG’) criteria” will be applied to the identity of the issuer of securities or the proceeds of the issuance of securities in which the Fund will invest or both.   In addition, please further explain supplementally how the Fund’s ESG criteria will be applied in the case of asset-backed securities and mortgage-backed securities.

Response:  This will confirm that the ESG criteria may be applied with respect to either the identity of the issuer or with respect to the use of the proceeds of an issuer and the disclosure has been revised to indicate this.  Further, please be advised that, with respect to the application of the Fund’s ESG criteria in connection with asset-backed and mortgage-backed securities, the Adviser has confirmed that it is the practice of the portfolio manager of the Fund to apply the ESG criteria in the case of asset-backed and mortgage-backed securities based upon the proposed purpose of the proceeds of the issuance.

5.
Comment:  Page 8 – Principal Investment Strategies:  Please add disclosure to the Fund’s “Principal Investment Strategies” disclosure to indicate that shareholders will receive 60 days’ prior written notice of any changes to the Fund’s 80% investment policy as required by Rule 35d-1.

Response:  The disclosure has been revised in a manner consistent with the comment.

6.
Comment:  Page 12 – Principal Risks: The Fund’s “Principal Risks” disclosure includes a “Derivatives Risk” description which states that “[d]erivatives are subject to a number of risks described elsewhere in this section, such as liquidity risk, interest rate risk, credit risk, and general market risks.”  Please add disclosure relating to “market risk”, since this risk is not described in the Prospectus.

Response:  The disclosure has been revised in a manner consistent with the comment.

7.
Comment:  Page 13 – Principal Risks – Foreign Securities Risk: The Fund’s “Principal Risks” disclosure includes a “Foreign Securities Risk” description, which states that “If the Fund invests in foreign securities, an investment in the Fund may have the following additional risks.” Please consider revising the referenced disclosure to use more definitive language to reflect that the Fund anticipates that it will invest in foreign securities as a part of the Fund’s principal investment strategies.

Response:  The disclosure has been revised in a manner consistent with the comment.

8.
Comment: Page 13 – Principal Risks – Interest Rate Risk: The Fund’s “Principal Risks” disclosure includes an “Interest Rate Risk” description, which states that “If the Fund invests in fixed income securities, the value of your investment in the Fund may change in response to changes in interest rates.”  Please consider revising the referenced disclosure to use more definitive language to reflect that the Fund anticipates that it will invest in fixed income securities as a part of its principal investment strategies.

Response:  The disclosure has been revised in a manner consistent with the comment.

9.
Comment:  Page 19 – Prior Performance of the Adviser’s Comparable Accounts: Please supplementally confirm that the books and records that form the basis for, and demonstrate the calculation of, the Adviser’s similar account performance shown in the “Prior Performance of the Adviser’s Comparable Accounts” section of the Prospectus are maintained in accordance with Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Response:  The Trust confirms that the books and records that form the basis for, and demonstrate the calculation of, the Adviser’s similar account performance are maintained in accordance with Rule 204-2(a)(16) under the Advisers Act.

10.
Comment:  Page 19 – Prior Performance of the Adviser’s Comparable Accounts:  The “Prior Performance of the Adviser’s Comparable Accounts” section states that “[t]o the extent that the operating expenses incurred by the separate investment advisory accounts are higher than expected operating expenses of the Fund, the performance results of the Composite would be lower than what Fund performance would have been.” Please consider revising this disclosure to use more definitive language regarding whether the operating expenses incurred by the Sustainable Bond Composite are, in fact, higher than the expected operating expenses of the Fund.

Response:  The disclosure has been revised in a manner consistent with the comment.

11.
Comment:  Page 19 – Prior Performance of the Adviser’s Comparable Accounts: The “Prior Performance of the Adviser’s Comparable Accounts” section states that “[t]he performance of the Composite was calculated in compliance with the Global Investment Performance Standards (GIPS®) maintained by the CFA Institute.  This performance calculation method differs from the SEC performance standards applicable to registered investment companies, such as the Fund.” Please supplementally confirm that the performance figures for the Sustainable Bond Composite shown in the “Annual Total Returns” performance table are net returns that reflect the deduction of all actual fees and expenses, including, but not limited to, management fees.

Response:  The Trust confirms that the performance figures for the Sustainable Bond Composite are net returns that reflect the deduction of all actual fees and expenses, including, but not limited to, management fees.

12.
Comment:  Page 22 – Choosing a Share Class – Rule 12b-1 Distribution Fees:  The “Choosing a Share Class” section of the Prospectus states that the Fund’s Advisor Shares are subject to “Distribution/Service (12b-1) Fees” in the amount of 0.25% of the Fund’s average daily net assets. This section also states that the Fund’s Advisor Shares are subject to “Shareholder Service Fees” in the amount of 0.05% of the Fund’s average daily net assets. Please supplementally confirm that, in accordance with FINRA Rule 2341(d)(5), the service fees, as defined in FINRA Rule 2341(b)(9), that are paid by the Fund’s Advisor Shares do not exceed 0.25% of the Advisor Shares’ average daily net assets.

Response:  The Trust confirms that, in accordance with FINRA Rule 2341(d)(5), the aggregate service fees, as defined in FINRA Rule 2341(b)(9), that are paid by the Fund’s Advisor Shares do not exceed 0.25% of the Fund’s average daily net assets. It is worth noting in connection with these matters  that the “service fees” paid by the Advisor Shares pursuant to the Trust’s non-distribution related Shareholder Servicing Plan are distinguishable from and different in purpose from the types of service fees as defined in FINRA Rule 2341(b)(9) which are considered to be distribution-related personal shareholder services fees.  The service fees paid by the Advisor Shares pursuant to the Shareholder Servicing Plan are fully disclosed as being for “non-distributed related services”.

13.
Comment:  Page 22 – Choosing a Share Class – Rule 12b-1 Distribution Fees:  Please supplementally confirm that, in accordance with FINRA Rule 2341(d)(4), the Trust will not describe the Fund as being “no load” or as having “no sales charge” if the sales related expenses and/or service fees paid by the Fund’s Advisor Shares exceed 0.25% of the Fund’s average net assets per year.

Response:  The Trust confirms that the sales related expenses, and the service fees that are paid by the Advisor Shares that are considered to be “service fees” as defined in FINRA Rule 2341(b)(9), do not exceed 0.25% of the Fund’s average daily net assets, and, accordingly, the Fund may be described as “no load” in a manner that is consistent with the requirements of Rule 2341(d)(4).  In the event that this were to change, the Trust would take appropriate action to cease referring to the Fund as “no load”.

14.
Comment:  Page 24 – Your Account – General Information:  In the subsection of the “Your Account—General Information” section of the Prospectus, please consider defining “NAV” in the first sentence, since this term is not previously defined.

Response:  The disclosure has been revised in a manner consistent with the comment.

15.
Comment:  Page 26 – Minimum Investments:  The “Minimum Investments” subsection of the “Your Account—General Information” section states that: “The minimum investment requirements are waived for retirement plans that are qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (“IRC”) and tax-exempt under Section 501(a) of the IRC, and plans operating consistent with Section 403(a), 403(b), 408, 408A, 457 or 223(d) of the IRC.”  Please supplementally confirm, and consider revising the disclosure to clarify, whether “Qualified Retirement Plans” are types of accounts that are eligible to purchase Advisor Shares only and are not eligible to purchase Investor Shares or Institutional Shares whether subject to minimum investment requirements or not.

Response:   The disclosure has been revised in a manner consistent with the comment.

16.
Comment:  Page 29 – How to Buy Shares – General Notes for Buying Shares – Purchase by Phone:  The disclosure states that: “If your order is received prior to 4:00 p.m. Eastern Time, shares will be purchased at the price next calculated.” Because an order received after 4:00 p.m. also would receive the “price next calculated” (the price calculated on the next day as of 4:00 p.m.), please consider revising the referenced disclosure to clarify that, if an order is received prior to 4:00 p.m. Eastern Time, the Fund’s shares will be purchased at the price next calculated on that same day.

Response:   The disclosure has been revised in a manner consistent with the comment.

17.
Comment:  Back Cover Page: The Fund’s “Securities and Exchange Commission Information” disclosure states that “[y]ou can also review the Fund’s annual/semi-annual reports, the SAI and other information about the Fund at the Public Reference Room of the Securities and Exchange Commission (“SEC”). You can get copies of this information, for a fee, by visiting the SEC’s website www.sec.gov or e-mailing or writing to [the Public Reference Room].” Please revise the referenced disclosure to clarify that one may obtain copies of this information by visiting the SEC’s website without being charged a fee.

Response:  The disclosure has been revised in a manner consistent with the comment.

Statement of Additional Information (“SAI”):

18.
Comment:  Page 6 – Options and Futures - General:  In the third paragraph the disclosure states that: “If the Fund will be financially exposed to another party due to its investments in options or futures, the Fund will comply with SEC guidelines with respect to coverage of these strategies and, if the guidelines require, will maintain either: (1) an offsetting (‘covered’) position in the underlying security or an offsetting option or futures contract; or (2) cash, receivables and/or liquid debt securities with a value sufficient at all times to cover its potential obligations.” Please supplementally explain the scenario in which the Fund would not be financially exposed to another party due to the Fund’s investment in options or futures.

Response:  The Trust notes that “another party” can refer to either a counterparty or a clearinghouse. If the Fund invests in an exchange-traded option, the Fund would not be financially exposed to a counterparty. If the Fund invests in an over-the-counter option, the Fund would not be financially exposed to a clearinghouse. Moreover, if the Fund purchases an option, the Fund would not be financially exposed to either a counterparty or a clearinghouse.

19.
Comment:  Page 11 – Investment Company Securities – Trust Securities and Unit Investment Trusts; Other Pooled Investment Vehicles:  The disclosure regarding the Fund’s investments in “Open-End and Closed-End Investment Companies” and “Exchange-Traded Funds and Exchange-Traded Notes” provides that the Fund will adhere to the limitations contained in Section 12(d)(1)(A) of the 1940 Act on investments in these types of investment company securities.  Please supplementally confirm whether the Fund will adhere to these limitations with respect to any investments in “Trust Securities and Unit Investment Trusts” and “Other Pooled Investment Vehicles” and please consider revising the relevant disclosure to clarify.

Response:  The Trust confirms that the Fund will adhere to the limitations contained in Section 12(d)(1)(A) of the 1940 Act with respect to its investments in trusts and unit investment trusts as necessary to comply with Section 12(d)(1)(A). The Trust also confirms that the Fund will adhere to the limitation contained in Section 12(d)(1)(A)(i) with respect to its investments in pooled investment vehicles, consistent with applicable SEC Staff guidance with respect to investment company limitations on investing in private pooled investment vehicles. The Trust has added disclosure to clarify these points.

20.
Comment:  Page 12 – Fixed Income Securities – Puerto Rican Municipal Securities:  With respect to the Fund’s disclosure regarding investments in “Puerto Rico Municipal Securities,” please consider adding additional disclosure relating to Puerto Rico’s filing for the equivalent of bankruptcy protection.

Response:   It has been determined that the Fund will not be investing in Puerto Rican municipal securities and, accordingly, this disclosure has been removed.

21.
Comment:  Page 14 – Fixed Income Securities – :  The “Principal Investment Strategies” disclosure in the Fund’s Prospectus states that “[t]he Fund may invest in … mortgage-backed and asset-backed securities.” The SAI includes disclosure regarding potential investments in “Privately Issued Mortgage-Backed Securities,” “Stripped Mortgage-Backed Securities” and “Collateralized Mortgage Obligations”.  Please supplementally confirm whether the Fund intends to invest in these types of mortgage-backed securities as a part of the Fund’s principal investment strategies.  Please also supplementally explain whether the Fund adheres to any investment limits with respect to the percentage of its net assets invested in non-agency and non-investment grade tranches of mortgage-backed securities.

Response:  The Trust confirms that the Fund does not intend to invest in privately issued mortgage-backed securities, stripped mortgage-backed securities and collateralized mortgage obligations as a part of the Fund’s principal investment strategies.  The Fund does not have a separate, express limit on investments in non-agency and non-investment grade tranches of mortgage-backed securities.

22.
Comment:  Page 20 – Leverage Transactions – General:  The disclosure states that: “The Fund does not currently intend to use leverage in excess of 5% of total assets.” However, the disclosure elsewhere in the SAI regarding “Reverse Repurchase Agreements” states that “reverse repurchase agreements would represent no more than 15% of the foregoing Fund’s assets.”  Please modify the referenced disclosure to reconcile these seemingly inconsistent statements regarding limitations on leverage.

Response:  The disclosure has been revised in a manner consistent with the comment.

23.
Comment:  Page 21 – Leverage Transactions - General:  The disclosure states that: “The Fund may lend portfolio securities in an amount up to 33 1/3% of its total to brokers, dealers and other financial institutions.” Please revise the referenced disclosure to correct the apparent omission of additional applicable disclosure from this statement.

Response:  The disclosure has been revised in a manner consistent with the comment.

24.
Comment:  Page 24 – Fundamental Limitations - Concentration:  The disclosure states that: “The Fund may not purchase a security if, as a result, more than 25% of the Fund’s total assets would be invested in securities of issuers conducting their principal business activities in the same industry.  For purposes of this limitation, there is no limit on: (1) investments in U.S. government securities, in repurchase agreements covering U.S. government securities, in tax-exempt securities issued by the states, territories or possessions of the United States (“municipal securities”) or in foreign government securities.” Please supplementally explain whether the term “municipal securities” includes private activity bonds and add disclosure clarifying this point.

Response:  The Fund employs a policy to “look through” any private activity bond holdings to determine whether the principal and interest payments associated with the private activity bond are principally derived from the assets and/or revenues of a non-governmental or a governmental entity. If the Fund determines that the principal and interest payments are principally derived from the assets and/or revenues of a governmental entity, the Fund will classify the private activity bond as a “municipal security” for purposes of determining compliance with the Fund’s concentration policy. The Fund has added relevant disclosure in a footnote to clarify the treatment of private activity bonds for purposes of determining compliance with the Fund’s concentration policy.

25.
Comment:  Page 24 – Fundamental Limitations - Concentration:  As reflected in disclosure referenced in the previous comment, the Fund excludes municipal securities and foreign government securities for purposes of determining compliance with the Fund’s concentration policy. Please supplementally explain the legal basis for excluding municipal securities and foreign government securities from the limitations imposed by the Fund’s concentration policy.

Response:  Regarding the exclusion of municipal securities, the Trust notes that SEC Release No. IC-9785, May 31, 1977 (“Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities”) states that the concentration policy required by Section 8(b)(1)(E) of the 1940 Act does not apply to “investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” The Trust also notes that the former Guide 19 to Form N-1A (“Concentration of Investments in Particular Industries”) specifically excludes governments or political subdivisions from Section 8(b)(1) under the 1940 Act, stating that “the statement of policy required by section 8(b)(1) as to concentration is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” Moreover, the Trust is not aware of any formal SEC Staff position or other regulatory requirement that states municipal securities are considered an industry for purposes of a fundamental policy relating to concentration.

Regarding the exclusion of foreign government securities, the Trust notes SEC Release No. IC-9785 as well as the views of the SEC Staff with respect to industry concentration as reflected in former Guide 19 to Form N-1A.  The Trust is not aware of any formal Staff position or other regulatory requirement that states that foreign government securities are considered an industry for purposes of concentration.

26.
Comment:  Page 24 – Fundamental Limitations - Concentration:  The disclosure states that: “The Fund may not purchase a security if, as a result, more than 25% of the Fund’s total assets would be invested in securities of issuers conducting their principal business activities in the same industry.  For purposes of this limitation, there is no limit on … investments in issuers domiciled in a single jurisdiction.” Please supplementally explain the legal basis for excluding investments in issuers domiciled in a single jurisdiction from the limitations imposed by the Fund’s concentration policy.  Please also supplementally confirm that excluding issuers domiciled in a single jurisdiction will not result in 25% or more of the Fund’s total assets invested in the same industry.

Response:  The Fund interprets this provision to mean that the Fund’s concentration policy does not preclude the Fund from investing more than 25% of its assets in issuers of industries domiciled in a single jurisdiction.  The Fund does not interpret this provision to mean that the Fund may invest more than 25% of its assets in issuers of a particular industry if they are all in a single jurisdiction. The Fund is unaware of any formal SEC Staff position or other regulatory requirement that issuers domiciled in a single jurisdiction must necessarily be considered members of the same industry for purposes of a fundamental policy relating to concentration.

27.
Comment: Page 24 – Fundamental Limitations - Concentration:  The disclosure states that: “Notwithstanding anything to the contrary, to the extent permitted by the 1940 Act, the Fund may invest in one or more investment companies; provided that, except to the extent the Fund invests in other investment companies pursuant to Section 12(d)(1)(A) or (F) of the 1940 Act, the Fund treats the assets of the investment companies in which it invests as its own for purposes of this policy.” Please supplementally explain the effect of this disclosure and how the Fund will treat investments in other investment companies for purposes of determining the Fund’s compliance with its concentration policy.

Response:  The Fund’s concentration policy with respect to investments in other investment companies, and the disclosure referenced above, is interpreted by the Fund to mean that the Fund, when investing in another investment company, will, to the extent practicable, “look through” to the securities held by the underlying fund in which the Fund invests for purposes of determining compliance with the Fund’s concentration policy.  However, the Fund will not look through to the securities held by an underlying fund in cases where the Fund is investing in an underlying fund pursuant to Section 12(d)(1)(A), subject to the “3/5/10” limits, which would eliminate the possibility of the Fund violating its concentration policy by investing in any one underlying fund alone. The Fund also will not look through to the securities held by an underlying fund when determining compliance with its concentration policy when the Fund is investing above the “3/5/10” limits in unaffiliated underlying funds pursuant to Section 12(d)(1)(F).  While information regarding holdings of unaffiliated underlying funds may be publicly available, such information is often not available in an easily analyzable format. The practical effect of this policy is that the Fund will look through to the securities held by affiliated underlying funds or private funds in which the Fund invests for purposes of determining compliance with the Fund’s concentration policy.

28.
Comment:  Page 24 – Fundamental Limitations - Concentration:  The disclosure states that: “(1) ‘mortgage related securities,’ as that term is defined in the 1934 Act, are treated as securities of an issuer in the industry of the primary type of asset backing the security.”  Please supplementally confirm whether the Fund intends to apply this statement to asset-backed securities, which are separately defined under the 1934 Act.

Response:  The Trust confirms that this statement is also intended to apply to asset-backed securities.  Disclosure noting this has been added.

29.
Comment:  Page 26 – Management – Trustees and Executive Officers:  Please supplementally explain why the composition of the Trust’s Board of Trustees does not comply with the requirement in Rule 0-1(a)(7)(i) under the 1940 Act that independent trustees make up at least 75% of the Board of Trustees.

Response:  The Trust respectfully submits that the 75% independent board member requirement contained in Rule 0-1(a)(7)(i), which was adopted by Investment Company Act Release No. IC-26520 (July 27, 2004), was vacated by the U.S. Court of Appeals for the District of Columbia in Chamber of Commerce v. Securities & Exchange Commission, 443 F.3d 890 (D.C. Cir. 2006), and not subsequently re-proposed by the Commission. The Trust therefore understands that it is not necessary for the Trust to comply with this requirement.

30.
Comment:  Page 27 – Management – Trustees and Executive Officers:  In the “Principal Occupation(s) During Past 5 Years” column of the “Trustees and Executive Officers” table, please update the disclosure related to Thomas F. O’Neill III’s principal occupations for the past five years to describe the principal line of business in which Cigna Corporation is engaged in accordance with Instruction 3 to Item 17(a)(1) of Form N-1A.

Response:  The disclosure has been revised in a manner consistent with the comment.

31.
Comment:  Page 29 – Management – Trustees and Executive Officers – Additional Information Concerning the Board of Trustees – Board Structure, Leadership:  Since the Independent Trustees have designated a Lead Independent Trustee, please disclose the specific role that the Lead Independent Trustee plays in the leadership of the Board of Trustees in accordance with Item 17(b)(1) of Form N-1A.

Response:  The disclosure has been revised in a manner consistent with the comment.

32.
Comment:  Page 29 – Management – Trustees and Executive Officers – Additional Information Concerning the Board of Trustees – Board Structure, Leadership:   The disclosure states that “Finally, the Independent Trustees have determined that…they can act independently and effectively without having … a lead independent trustee.” However, the Trust has, in fact, designated a Lead Independent Trustee.  Accordingly, please revise the referenced disclosure to delete “or as a lead independent trustee.”

Response:  The disclosure has been revised in a manner consistent with the comment.

33.
Comment:  Page 32 – Management – Trustees and Executive Officers – Compensation:  In the Trustee Compensation Table, please disclose the number of investment companies overseen by each Trustee in accordance with Instruction 6 to Item 17(c)(1).

Response:  The disclosure has been revised in a manner consistent with the comment.

34.
Comment:  Pages 33-34 – Investment Adviser – Other Accounts Under Management:  Please disclose the number of registered investment companies, pooled investment vehicles and other accounts for which the advisory fee is performance based in accordance with Item 20(a)(3) of Form N-1A.

Response:  The Trust confirms that none of the subject accounts is operated subject to a performance-based management fee.

35.
Comment: Page 34 – Investment Adviser – Other Accounts Under Management:  Given the disclosure referenced in the previous comment relating to performance-based management fees, to the extent there are any differences between the method used to determine the portfolio manager’s compensation with respect to the Fund as compared to other accounts (e.g., if the portfolio manager receives part of an advisory fee that is based on performance with respect to an account, but not the Fund), please disclose such differences in the subsection of the SAI titled “Information Concerning Compensation of Portfolio Managers” in accordance with Instruction 3 to Item 20(b) of Form N-1A.

Response:  The Trust confirms that no additional disclosure is required in response to this comment.

36.
Comment:  Page 35 – Advisory Fees – Other Provisions of Advisory Agreement:  Please consider adding disclosure to inform shareholders that USBFS serves as the administrator to the Fund since this information is not previously provided in the SAI.

Response:  The disclosure has been revised in a manner consistent with the comment.

37.
Comment:  Page 35 – Advisory Fees – Other Provisions of Advisory Agreement:    The disclosure states that: “The Advisory Agreement remains in effect for a period of two years from the date of its initial effectiveness.”  In addition, there is also disclosure included in the subsection of the SAI titled “Services of the Adviser” stating that: “The Advisory Agreement with respect to the Fund was initially approved by the Board of Trustees on May 16, 2017 for an initial two year period.” Please consider deleting one of these statements as they appear to be duplicative.

Response:  The Trust has reviewed the relevant disclosure and believes this disclosure is important disclosure to investors in each place in which it appears and has therefore determined to maintain the subject disclosure.

38.
Comment:  Page 38 – Portfolio Transactions – How Securities are Purchased and Sold:  The disclosure states that: “Purchases and sales of portfolio securities that are fixed income securities (for instance, money market instruments and bonds, notes and bills) usually are principal transactions … There usually are no brokerage commissions paid for these securities.” On page 39 of the same subsection, the disclosure states that: “In the case of fixed income and equity securities traded in the over-the-counter markets, there is generally no stated commission, but the price usually includes an undisclosed commission or markup.” Please modify the referenced disclosure to reconcile these seemingly inconsistent statements.

Response:  The disclosure has been revised in a manner consistent with the comment.

39.
Comment: Page 42 – Additional Purchase and Redemption Information:  The section titled “Additional Purchase and Redemption Information” provides that “[s]hares are purchased at the Fund’s NAV next determined after USBFS receives your order in proper form, as discussed in the Fund’s Prospectus.  The Fund will be deemed to have received a purchase or redemption order when an authorized broker or, if applicable, a broker’s authorized designee receives the order.  In order to receive that day’s NAV, USBFS must receive your order in proper form before the close of regular trading on the NYSE, generally 4:00 p.m., Eastern time.” Please consider modifying the referenced disclosure to clarify that the Fund “and the transfer agent” will be deemed to have received a purchase or redemption order as described above, to ensure consistency with the other disclosure in this section.

Response:  The disclosure has been revised in a manner consistent with the comment.

40.
Comment:  Page 52 – Capital Stock:  Please consider including additional disclosure regarding the voting rights and dividend rights for each class of shares of the Fund in accordance with Item 22(a)(2) of Form N-1A.

Response:  The disclosure has been revised in a manner consistent with the comment.

Part C:

41.
Comment: Part C – Item 31: The disclosure in Item 31, “Business and Other Connections of Investment Adviser”, states that the information required in this section is “[i]ncorporated by reference to the Statement of Additional Information pursuant to Rule 411 under the Securities Act of 1933.” Please supplementally confirm that the SAI includes the information required by Item 31 regarding any “other business, profession, vocation or employment of a substantial nature” with respect to every director, officer or partner of the Adviser, as necessary, or add additional applicable disclosure.

Response:  The disclosure has been revised in a manner consistent with the comment.

* * * *

I trust that the foregoing is responsive to each of your comments.

Please do not hesitate to contact the undersigned by telephone at (202) 261-3364 or Gary E. Brooks at (202) 261-3393 with any questions or comments you may have regarding the foregoing.

Very truly yours, /s/ Patrick W.D. Turley